UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 30, 2010

Exhibit 99.1

Vimicro Announces the Change of Director

BEIJING –July 30, 2010 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced the appointment of Charles (Chuck) K. Ng to its board of directors. Mr. Ng will fill the seat held by Donald Lucas, who resigned from the board of directors due to personal reasons. Mr. Ng will serve as an independent director and the chairman of the audit committee of Vimicro’s board of directors.

“We are pleased to welcome Charles (Chuck) K. Ng to the board of directors. We would also like to extend our thanks to Mr. Donald Lucas for his valuable contributions to the company during his tenure as a board director,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “Mr. Ng brings his experience in finance, investment, accounting, auditing, and business management that will be helpful to Vimicro as we engage in a number of growth initiatives and strategic opportunities. We look forward to his service and contributions to Vimicro.”

Mr. Ng currently serves as the Managing Director of Suma Ventures and is involved in investments across the life science and other emerging technology sectors. His current portfolio includes various innovative technology companies with cross border strategies between U.S. and China. In his role as a venture capitalist, he has served as a board member and plays key functions in audit and compensation committees overseeing financial reporting, internal control processes, risk management practices, budgeting and forecasting and auditing. Prior to Suma Ventures, Mr. Ng was a founding member of an oncology therapeutic and platform company with U.S. and China operations. Previously, Mr. Ng also had responsibilities in corporate finance and treasury, mergers and acquisitions, strategic investment, risk management and Sarbanes Oxley implementation and compliance at a number of Fortune 500 companies. Mr. Ng gained dual bachelor degrees in Economics and Asian Studies from the University of California, Berkeley. He was “UC Berkeley Bradford King Alumnus of the Year 2008” and chosen by Asia Society as an “Asia 21 Leader” for his leadership in community services.

Vimicro continues to satisfy SEC and NASDAQ corporate governance requirements relating to board composition following the change of directors.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

For further information about Vimicro, please contact:

Jack Guo, Vice President of Investor Relations

Phone: +86-10-6894-8888 ext. 7379

Email: jackguo@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com

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